January 7, 2011

VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Sun Life and Annuity Company of New York (0000779955) and
Sun Life Assurance Company of Canada (U.S.) (0000745544) (collectively, “Registrants”)
Request for Withdrawal of Amendment No 1 to Registration Statement on Form S-3
File Nos. 333-169559
Accession Number: 0000779955-11-000008
Filing Date: January 7, 2011

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Registrants respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above captioned Amendment No. 1 to Form S-3 Registration Statement filed with the Commission on January 7, 2011 (the “Amendment”). Registrants respectfully submit that a withdrawal of the Amendment is consistent with the public interest and the protection of investors. Registrants inadvertently filed this Amendment under the wrong form type on the EDGAR system as a Form S-4/A instead of a Form S-3/A. Registrants will then re-submit the filing under the correct form type.

In making this request for withdrawal, Depositor and Registrant confirm that:

1.	the Amendment has not automatically become effective nor been declared effective by the Commission;

2.	no securities have been sold in reliance on the Amendment or pursuant to the prospectus contained therein; and

3.	no preliminary prospectus contained in the Amendment has been distributed.

Respectfully submitted,

/s/ Elizabeth B. Love

Elizabeth B. Love
Counsel

cc:           Rebecca Marquigny, Esquire